Exhibit 21.1

Subsidiaries of Dot VN, Inc.
a Delaware corporation
as of April 30, 2011

The following entities are included in the consolidated financial statements of the Company.

1) subsidiaries wholly owned by the Company:

Hi-Tek Multimedia, Inc., a California corporation
d.b.a.                 Hi-Tek

Dot VN Company, Ltd. (Danang City), an entity existing under the laws of Vietnam and licensed by Danang City
d.b.a.                 Dot VN Danang

Dot VN Company, Ltd. (Ho Chi Minh City), an entity existing under the laws of Vietnam and licensed by Ho Chi Minh City
d.b.a.                 Dot VN HCMC

2) variable interest entity for which the Company is the primary beneficiary:

Công ty Cổ phần Internet và Viễn thông Việt Nam, a joint stock company existing under the laws of the country of Vietnam
a.k.a.                 Vietnam Telecommunications and Internet Joint Stock Company
d.b.a.                 IT.VN, jsc